[Akerman Letterhead]

December 14, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Rufus Decker
Ms. Nudrat Salik

Re:	The GEO Group, Inc.
Form 10-K for the Year Ended January 1, 2012
Filed March 1, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed November 8, 2012
Form 8-K
Filed August 13, 2012
File No. 1-14260

Ladies and Gentlemen:

We are writing on behalf of The GEO Group, Inc. (the “Company”), in connection with the letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 20, 2012 (the “Comment Letter”), regarding the above-referenced filings. The Company is currently in the process of preparing its response to the Letter. Pursuant to our telephone conversation with Nudrat Salik on December 14, 2012, we hereby request an extension of time until December 21, 2012 to respond to the Staff’s Comment Letter. If you have any questions, please call me at 305-755-5812

Sincerely, Akerman Senterfitt

/s/ Jose Gordo
Jose Gordo For the Firm